

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2013**
> **Filed July 23, 2013**
> **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2013

3.D. Risk Factors, page 10

Transactions with counterparties in Iran and other countries designated by the U.S. Department of State as state sponsors of terrorism may lead some potential customers and investors to avoid doing business with us or investing in our securities or have other adverse effects, page 16.

1. You disclose that your non-U.S. offices engage in transactions relating to countries that are designated by the U.S. Department of State as state sponsors of terrorism, which include Cuba, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Your response should describe any services or support you have provided into Cuba, Sudan, and/or Syria, directly or indirectly, and any

agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

Item 5. Operating and Financial Review and Prospects, page 48

Exposure to Troubled European Economies, page 59

3. You disclose on page 60 that the figures presented in your table of Exposures to Troubled European Economies are based on your managerial basis of accounting. This appears to be the same basis of accounting that you use for your segment disclosures. While your segment disclosure does not present total assets, your reconciliation of total net business profits under the internal management reporting system for the fiscal years ended March 31, 2011, 2012 and 2013 to Income before income tax expense shown on the consolidated statements of income includes substantial adjustments. Please tell us and revise your future filings to disclose whether similar adjustments to present your exposures to troubled European economies on a basis consistent with U.S. GAAP would result in significantly higher exposure amounts. Please revise your future filings to confirm, if true, that the exposure data presented in your table is presented on a gross basis. Otherwise, revise to quantify the amounts by which the gross exposures have been reduced and identify the basis for those reductions.

Impaired Loans, page 91

4. You state on page 93 impaired loans to foreign borrowers increased by ¥148 billion primarily due to an increase in impaired loans to Central and South American borrowers as a result of downgrades related to some borrowers and to the translation impact of the depreciation of the yen against other major currencies. To enhance the transparency of your disclosure, please expand your discussion in future filings to separately state the amount of this increase that was attributable to the downgrades of Central and South American borrowers versus the depreciation of the yen.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Yolanda Trotter at (202) 551-3472 if you have questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief